DÉCOR PRODUCTS INTERNATIONAL, INC.
NO. 6 ECONOMIC ZONE, WUSHALIWU, CHANG’AN TOWN
DONGGUAN, GUANGDONG PROVINCE, CHINA

April 7, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:            Décor Products International, Inc.
   Registration Statement on Form S-1
   Filed February 10, 2010
   File No.333-164858

To whom it may concern:

Décor Products International, Inc. hereby withdraws its registration statement initially filed on form S-1 with the Securities and Exchange Commission on February 10, 2010. The Company withdraws its statement so that it can have sufficient time to review and possibly amend the statement prior to effectiveness. We feel it is in the best interest of the public that this action is taken.

No securities have been sold pursuant to this registration statement.

Thank You,

/s/ Rui Sheng Liu
Rui Sheng Liu
President and CEO